November 18, 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MGO Global Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Filed on September 19, 2022
CIK No. 0001902794

Dear Staff:

On behalf of MGO Global Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of October 3, 2022 with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (the “DRS”) submitted on September 19, 2022 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Company’s Registration Statement on Form S-1 (the “Form S-1”) filed concurrently with the submission of this letter in response to the Staff’s comments.

DRS S-1 filed September 19, 2022

Report of Independent Registered Public Accounting Firm, page F-2

1.	We note the presentation changes made to the financial statements for the year ended December 31, 2021 and the footnotes thereto. Please tell us how your auditor determined it was unnecessary to provide an updated audit report. Alternatively, please amend your filing to include an updated audit report. Please refer to PCAOB AS 3110 and AS 4101.

The Company has included an updated audit report on page F-12.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-876-0618.

Sincerely,

/s/Jeffrey P. Wofford

Jeffrey P. Wofford
Carmel, Milazzo & Feil LLP

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